UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 33-27404NY

INTERVEST MORTGAGE CORPORATION

(Exact name of registrant as specified in its charter)

One Rockefeller Plaza, Suite 400

New York, New York 10020

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Subordinated Debentures, as follows: Series 5/18/1989; Series 10/4/1989; Series 5/13/1991;

Series 10/28/1991; Series 2/20/1992; Series 6/29/1992; Series 9/13/1993; Series 1/28/1994;

Series 10/28/1994; Series 5/12/1995; Series 10/19/1995; Series 5/10/1996; Series 10/15/1996;

Series 4/30/1997; Series 6/28/1999; Series 8/1/2001; Series 1/17/2002; Series 8/5/2002;

Series 1/21/2003; Series 7/25/2003; Series 11/28/2003; Series 6/7/2004; Series 3/21/2005;

Series 8/12/2005; Series 6/12/2006

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: As to all Series of Subordinated Debentures: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Intervest Mortgage Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 3, 2009	By:	/s/ Lowell S. Dansker
Lowell S. Dansker, President and Chief Executive Officer